Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President, Deputy General Counsel
Office of General Counsel

June 24, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on June 24, 2021, The Nasdaq Stock Market (the "Exchange") received from G Medical Innovations Holdings Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Ordinary Shares, par value $0.09 per share

Warrant to purchase Ordinary Shares, par value $0.09 per share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,